1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2005
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F	☑	Form 40-F	☐
( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

FOR IMMEDIATE RELEASE
SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED BALANCE SHEET As of June 30, 2005 and 2004 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))
SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED INCOME STATEMENT (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))
SILICONWARE PRECISION INDUSTRIES CO., LTD. UNCONSOLIDATED INCOME STATEMENT For the Six Months Ended June 30, 2005 and 2004 (Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))
SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 6 Months Ended on June 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))
SIGNATURES

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Robin Chang / CFO
(886)4-2534-1525ext.1529
robincha@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 13.3% Revenues Growth and
EPS of NT $0.61 or EPADS of US $0.10 for 2Q 2005
Taichung, Taiwan, July 28, 2005¢wSiliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 2Q 2005 was NT$9,041 million, representing 13.3% increase QoQ and 3.8% increase compared to the same period of year 2004.
SPIL reported a net income of NT$1,292 million in 2Q 2005, compared with a net income of NT$1,196 million in 1Q 2005 and a net income of NT$1,454 million in 2Q 2004.
SPIL reported its sales revenue for the six-month period ended June 30, 2005 were NT$17,022 million, up 0.4 % compared to the same period of 2004.
For the six-month period ended June 30, 2005 net income was NT$2,488 million, compared with a net income of NT$2,858 million for the same period of 2004.
Unconsolidated 2Q 2005 Financial Results
▶	Net revenue was NT$9,041 million, of which NT$8,235 million was from assembly business and NT$806 million was from testing business.

▶	Cost of goods sold was NT$7,404 million, and gross profit was NT$1,637 million, representing a gross margin of 18.1%.

▶	Operating expenses were NT$526 million, including selling expenses of NT$134 million, administrative expenses of NT$192 million, and R& D expenses of NT$200 million. Operating profit was NT$1,111 million, representing an operating margin of 12.3% vs 8.3% in 1Q 2005.

▶	Net interest expense for this quarter was NT$12 million.

▶	Net income was NT$1,292 million, compared with a net income of NT$1,196 million in 1Q 2005.

▶	Earnings per ordinary share for this quarter was NT$0.61, or earnings per ADS of US$0.10. Total weighted average outstanding shares for 2Q 2005 were 2,109,332 thousand shares.

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
▶	Capital spending in 2Q 2005 totaled NT$1,617 million, in which NT$988 million were spent on assembly equipment, and NT$629 million were spent on testing equipment.

▶	The depreciation expenses in 2Q 2005 were NT$1,441 million, in which NT$943 million were from assembly business and NT$498 million were from testing business.
Assembly Operation
▶	BGA revenues accounted for 40% of total revenues, down from 41% in previous quarter; wafer bumping and FCBGA accounted for 13%, up from 11% in previous quarter; QFP revenues accounted for 23%, remaining flat from previous quarter; and SO revenues accounted for 10%, down from 12% in previous quarter. Testing service generated 9% of total revenues in 2Q 2005.

▶	The average assembly utilization rate was 95% in 2Q 2005.
Testing Operation
▶	The average testing utilization rate was 85% in 2Q 2005.

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
▶	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

▶	cyclical nature of the semiconductor industry;

▶	risks associated with global business activities;

▶	non-operating losses due to poor financial performance of some of our investments;

▶	our dependence on key personnel;

▶	general economic and political conditions;

▶	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

▶	fluctuations in foreign currency exchange rates; and

▶	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and six months ended June 30, 2005 reflect our gains or losses attributable to the second quarter and first six months, respectively, of 2005 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the six months, ended June 30, 2005, is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	June 30, 2005			June 30, 2004		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	337,242	10,680,450	18	12,893,754	21	(2,213,304)	-17
Short-term investments				1,148,000	2	(1,148,000)	-100
Accounts receivable	195,504	6,191,613	10	5,622,339	9	569,274	10
Inventories	66,670	2,111,426	4	2,232,873	4	(121,447)	-5
Other current assets	58,932	1,866,390	3	1,842,660	3	23,730	1

Total current assets	658,348	20,849,879	35	23,739,626	39	(2,889,747)	-12

Long-term investments	304,222	9,634,712	16	8,897,172	14	737,540	8
Fixed assets	1,527,007	48,360,322	81	45,554,836	74	2,805,486	6
Less accumulated depreciation	(686,532)	(21,742,464)	-36	(19,257,230)	-31	(2,485,234)	13

Net fixed assets	840,475	26,617,858	45	26,297,606	43	320,252	1

Other assets	80,951	2,563,715	4	2,519,971	4	43,744	2

Total Assets	1,883,996	59,666,164	100	61,454,375	100	(1,788,211)	-3

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities

Accounts payable	118,766	3,761,304	6	1,974,142	3	1,787,162	91
Current portion of long-term debt	7,452	236,000		7,673,974	13	(7,437,974)	-97
Other current liabilities	159,053	5,037,205	9	3,294,708	5	1,742,497	53
Bonds payable	362,201	11,470,918	19	12,203,831	20	(732,913)	-6
Long term loans	151,545	4,799,426	8	4,133,445	7	665,981	16
Other liabilities	1,197	37,904		683		37,221	5450

Total Liabilities	800,213	25,342,757	42	29,280,783	48	(3,938,026)	-13

Stockholders’ Equity

Capital stock	667,647	21,144,393	36	18,945,758	31	2,198,635	12
Stock dividend to be distributed	59,253	1,876,553	3	2,104,973	3	(228,420)	-11
Capital reserve	265,663	8,413,538	14	8,315,722	13	97,816	1
Legal reserve	37,231	1,179,104	2	750,886	1	428,218	57
Special reserve	4,454	141,053				141,053
Retained earnings	79,862	2,529,238	4	2,896,564	5	(367,326)	-13
Unrealized long-term investment loss	(7)	(231)				(231)
Cumulated translation adjustment	(4,576)	(144,911)		(44,251)		(100,660)	227
Treasury stock	(25,745)	(815,330)	-1	(796,060)	-1	(19,270)	2

Total Equity	1,083,783	34,323,407	58	32,173,592	52	2,149,815	7

Total Liabilities & Shareholders’ Equity	1,883,996	59,666,164	100	61,454,375	100	(1,788,211)	-3

Forex (NT$ per US$)		31.670		33.810

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30					Sequential Comparison
	2Q 2005			2Q 2004	YOY	2Q 2005	1Q 2005	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	285,458	9,040,455	100.0	8,712,406	3.8	9,040,455	7,981,790	13.3
Cost of Goods Sold	(233,784)	(7,403,927)	-81.9	(7,028,033)	5.3	(7,403,928)	(6,799,510)	8.9

Gross Profit	51,674	1,636,528	18.1	1,684,373	-2.8	1,636,527	1,182,280	38.4

Operating Expenses
Selling Expenses	(4,241)	(134,324)	-1.5	(143,751)	-6.6	(134,324)	(134,434)	-0.1
Administrative Expenses	(6,055)	(191,755)	-2.1	(180,159)	6.4	(191,755)	(188,170)	1.9
Research and Development Expenses	(6,296)	(199,405)	-2.2	(175,521)	13.6	(199,405)	(199,190)	0.1

	(16,592)	(525,484)	-5.8	(499,431)	5.2	(525,484)	(521,794)	0.7

Operating Income	35,082	1,111,044	12.3	1,184,942	-6.2	1,111,043	660,486	68.2

Non-operating Income	6,407	202,921	2.2	187,658	8.1	202,921	164,793	23.1
Non-operating Expenses	(924)	(29,264)	-0.3	(234,567)	-87.5	(29,263)	(324,927)	-91.0

Income from Continuing Operations before Income Tax	40,565	1,284,701	14.2	1,138,033	12.9	1,284,701	500,352	156.8
Income Tax Credit (Expenses)	229	7,249	0.1	315,664	-97.7	7,249	44,948	-83.9

Net Income from Continuing Operations	40,794	1,291,950	14.3	1,453,697	-11.1	1,291,950	545,300	136.9
Cumulative Effect of Changes in Accounting Principle							650,508	-100.0

Net Income	40,794	1,291,950	14.3	1,453,697	-11.1	1,291,950	1,195,808	8.0

Earnings Per Common Share
Basic		NT$0.61		NT$0.70			NT$0.57

Diluted		NT$0.57		NT$0.69			NT$0.55

Earnings Per ADS
Basic		US$0.10		US0.10			US0.09

Diluted		US 0.09		US0.10			US0.09

Weighted Average Number of Shares Outstanding(’k)		2,109,332		2,050,286			2,107,485

Forex (NT$per US$)		31.670		33.810			31.595

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2005 and 2004
	2005			2004	YOY
	USD	NTD	%	NTD	Change %
Net Sales	537,488	17,022,245	100.0	16,960,100	0.4
Cost of Goods Sold	(448,482)	(14,203,437)	-83.4	(13,716,539)	3.5

Gross Profit	89,006	2,818,808	16.6	3,243,561	-13.1

Operating Expenses
Selling expenses	(8,486)	(268,758)	-1.6	(278,942)	-3.7
Administrative expenses	(11,996)	(379,925)	-2.2	(346,202)	9.7
Research and development expenses	(12,586)	(398,595)	-2.3	(339,565)	17.4

	(33,068)	(1,047,278)	-6.2	(964,709)	8.6

Operating Income	55,937	1,771,530	10.4	2,278,852	-22.3

Non-operating Income	11,611	367,714	2.2	594,266	-38.1
Non-operating Expenses	(11,184)	(354,191)	-2.1	(404,153)	-12.4

Income Before Income Tax	56,364	1,785,053	10.5	2,468,965	-27.7
Income Tax Credit (Expenses)	1,648	52,197	0.3	388,945	-86.6

Net Income from Continuing Operations	58,012	1,837,250	10.8	2,857,910	-35.7
Cumulative Effect of Changes in Accounting Principle	20,540	650,508	3.8

Net Income	78,553	2,487,758	14.6	2,857,910	-13.0

Earnings Per Common Share
Basic		NT$1.18		NT$1.39

Diluted		NT$1.12		NT$1.20

Earnings Per ADS
Basic		US$0.17		US$0.21

Diluted		US$0.18		US$0.18

Weighted Average Number of Shares Outstanding(’k)		2,109,332		2,050,286

Forex ( NT$ per US$)		31.670		33.810

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 6 Months Ended on June 30, 2005 and 2004
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2005		6 months, 2004
	USD	NTD	NTD
Cash Flows from Operating Activities:

Net income	78,553	2,487,758	2,857,910
Depreciation	91,241	2,889,614	2,650,847
Amortization	7,686	243,413	192,062
Long-term investment loss (gain) recognized by equity method	(21,128)	(669,138)	(301,119)
Gain on disposal of investment	(426)	(13,490)	(73,817)
Compensation interest payable on bonds payable	2,176	68,925	97,884
Foreign currency exchange (gain) loss on bonds payable	(1,022)	(32,375)	67,686
Change in working capital & others	26,993	854,853	(2,366,617)

Net cash flows provided from operating activities	184,072	5,829,560	3,124,836

Cash Flows from Investing Activities:

Acquisition of property, plant, and equipment	(81,927)	(2,594,632)	(5,412,341)
Proceeds from disposal of short-term investment	61,770	1,956,250	(1,148,000)
Payment for long-term investment	(4,959)	(157,050)	(244,773)
Proceeds from disposal of long-term investment	1,625	51,462	640,606
Payment for deferred charges/other changes	(3,026)	(95,844)	(141,101)

Net cash used in investing activities	(26,518)	(839,814)	(6,305,609)

Cash Flows from Financing Activities:

Repayment of long-term loan	(92,201)	(2,920,000)	(1,073,080)
Repayment of bonds payable	(25,260)	(800,000)	(179,612)
Proceeds from bonds payable			6,646,000
Remuneration of directors and supervisiors’ bonus			(57,153)
Proceeds from disposing treasury stock/other charges	2,613	82,768	143,930

Net cash provided from financing activities	(114,848)	(3,637,232)	5,480,085

Net increase (decrease) in cash and cash equivalents	42,706	1,352,514	2,299,312

Cash and cash equivalents at beginning of period	294,535	9,327,936	10,594,442

Cash and cash equivalents at end of period	337,242	10,680,450	12,893,754

Forex ( NT$ per US$ )		31.670	33.810

(1):	All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: July 28, 2005	By:	/S/ Robin Chang
Robin Chang
Chief Financial Officer